Exhibit 99.137

VERSES

VERSES AI Inc. Announces 2024 AGSM Results

VANCOUVER, British Columbia, Sept. 13, 2024 -- VERSES AI Inc. (the "**Company**" or "**VERSES**") (CBOE Canada: VERS) (OTCQX: VRSSF) is pleased to announce the results of the Annual General and Special Meeting of shareholders of the Company held in Vancouver, British Columbia on September 13, 2024. All of the resolutions put forward at the meeting were approved, including fixing the number of directors of the Company at four for the ensuing year, the election of all director nominees, the re-appointment of Smythe LLP as the Company's auditor for the ensuing year and the renewal of the Company's omnibus share incentive plan. Subsequent to the meeting, the Company's board of directors reappointed Michael Blum to the board by directors' resolution. Therefore, the board for the following year consists of Gabriel Rene, Dan Mapes, G. Scott Paterson, Jonathan De Vos and Michael Blum.

Alteration to the Articles of the Company

By special resolution, the shareholders also authorized an alteration to the Articles of the Company to: (i) delete the special rights and restrictions attached to the Class A Subordinate Voting Shares and Class B Proportionate Voting Shares of the Company; (ii) re-designate the Class A Subordinate Voting Shares as "Common Shares" of the Company; and (iii) delete and remove references from the Notice of Articles and Articles of the Class B Proportionate Voting Shares.

The Company's board of directors also approved by directors' resolution: (i) an amendment to the Articles of the Company to change the quorum for the transaction of business at a meeting of shareholders from one or more persons(s) who are present or represented by proxy to one or more persons(s) who are present or represent by proxy holding in the aggregate, at least 33 1/3 percent of the issued shares entitled to be voted at the meeting; and (ii) the deletion of the Class B Proportionate Voting Shares.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR+.

About VERSES AI Inc.

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120